                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  __________

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. ____)/1/


                                   DDi Corp.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  233162 10 6
--------------------------------------------------------------------------------
                                (CUSIP Number)


                        Ann Marie Vigilione, Controller
                          Two Copley Place, 7th Flr.
                          Boston, Massachusetts 02116
                                (617) 572-3000
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 14, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

_________________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                             (Page 1 of 14 Pages)

------------------------              13D                  ---------------------
CUSIP No. 233162 10 6                                        Page 2 of 14 Pages
------------------------                                   ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Bain Capital Fund V, L.P.
      EIN No.: 04-3290093
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          2,091,869
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          2,091,869 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      2,091,869 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      5.36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14.
      PN
------------------------------------------------------------------------------

------------------------              13D                  ---------------------
CUSIP No. 233162 10 6                                        Page 3 of 14 Pages
------------------------                                   ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Bain Capital Fund V-B, L.P.
      EIN No.: 04-3290775
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                              (a) [_]
                                                                 (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                           [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          5,460,582 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          5,460,582 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      5,460,582 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      13.99%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14.
      PN
------------------------------------------------------------------------------

------------------------              13D                  ---------------------
CUSIP No. 233162 10 6                                        Page 4 of 14 Pages
------------------------                                   ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      BCIP Associates
      EIN No.: 04-3109427
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          1,881,080 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          1,881,080 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      1,881,080 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      4.82%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14.
      PN
------------------------------------------------------------------------------

------------------------              13D                  ---------------------
CUSIP No. 233162 10 6                                        Page 5 of 14 Pages
------------------------                                   ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      BCIP Trust Associates, L.P.
      EIN No.: 04-3109428
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          818,335 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          818,335 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      818,335 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      2.10%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14.
      PN
------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, $0.01 per share (the "Common Stock")
 ---------                                                      ------------
of DDi Corp., a Delaware corporation (the "Company").
                                           -------

     The principal executive offices of the Company are located at 1220 Simon Circle, Anaheim, California 92806.

Item 2.  Identity and Background.

     (a) This Statement is being filed jointly by the following (each a "Reporting Person" and collectively, "Reporting Persons"): (1) Bain Capital Fund
 ----------------                     -----------------
V, L.P., a Delaware limited partnership ("Fund V"), (2) Bain Capital Fund V-B,
                                          ------
L.P., a Delaware limited partnership ("Fund V-B"), (3) BCIP Associates, a
                                       --------
Delaware general partnership ("BCIP") and (4) BCIP Trust Associates, L.P., a
                               ----
Delaware limited partnership ("BCIP Trust").
                               ----------

     Bain Capital Partners V, L.P., a Delaware limited partnership ("Bain
                                                                     ----
Partners V") is the sole general partner of Fund V and Fund V-B. Bain Capital
----------
Investors V, Inc., a Delaware corporation ("Bain Investors V"), is the sole
                                            ----------------
general partner of Bain Partners V. Mr. W. Mitt Romney is the sole shareholder, sole director, Chief Executive Officer and President of Bain Investors V and thus is the controlling person of Bain Investors V. The executive officers of Bain Investors V are set forth on Schedule A hereto.

     W. Mitt Romney and Joshua Bekenstein are members of the Management Committee of BCIP and BCIP Trust.

     The Reporting Persons have entered into a Joint Filing Agreement, dated July 5, 2000, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act").
                                      ---
     Under Fund V's and Fund V-B's partnership agreements, Fund V, Fund V-B, BCIP and BCIP Trust are generally required to make and dispose of securities of an issuer on the same terms and conditions and dispose of securities in the same proportions. Because of these relationships, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     (b) The principal business address of each of Fund V, Fund V-B, Bain Partners V, Bain Investors V, BCIP and BCIP Trust is Two Copley Place, Boston, Massachusetts 02116.

                                    6 of 14

     The principal business address of W. Mitt Romney, Joshua Bekenstein and each of the executive officers of Bain Investors V is set forth on Schedule A hereto.

     (c) The principal business of each of Fund V and Fund V-B is that of an investment limited partnership. The principal business of Bain Partners V is that of general partner of Fund V and Fund V-B. The principal business of Bain Investors V is that of general partner of Bain Partners V and ultimate general partner of Fund V and Fund V-B. The principal occupation of Mr. W. Mitt Romney and each of the executive officers of Bain Investors V is set forth on Schedule A hereto.

     The principal business of BCIP is that of an investment general partnership. The principal business of BCIP Trust is that of an investment limited partnership. The principal occupations of each of W. Mitt Romney and Joshua Bekenstein are set forth on Schedule A.

     (d) None of the Reporting Persons, Bain Partners V, Bain Investors V or its executive officers, W. Mitt Romney or Joshua Bekenstein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, Bain Partners V, Bain Investors V or its executive officers, W. Mitt Romney or Joshua Bekenstein has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Reporting Persons, Bain Partners V and Bain Investors V is organized under the laws of the State of Delaware. Mr. W. Mitt Romney, Joshua Bekenstein and each of the executive officers of Bain Investors V is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     The securities that are the subject of this filing were acquired by the Reporting Persons through their equity interest in the company's predecessor, DDi Corp., a California corporation ("DDi-Cal"), as a result of the merger of
                                      -------
DDi-Cal with and into its wholly-owned subsidiary, the Company (the "Merger").
                                                                     ------
In the Merger, all shareholders of DDi-Cal, including the Reporting Persons, received shares of the Company in proportion to their equity interest in DDi-Cal. The Reporting Persons did not borrow any funds to effectuate the transaction whereby the Reporting Persons received the securities which are the subject of this filing on Schedule 13D.

                                    7 of 14

Item 4.  Purpose of Transaction.

     The shares of Common Stock covered by this Statement are being held for investment purposes. The Reporting Persons may assess the market for the purchase and sale of the Common Stock, as well as the Company's financial position and operations and retain the right to change their investment intent. Depending upon a continuing assessment and upon future developments and contingent upon restrictions contained in various agreements to which the Reporting Persons and the Company are parties, the Reporting Persons may determine, from time to time or at any time, to acquire or to sell or otherwise dispose of some or all of the Common Stock. In making any such determination, the Reporting Persons will consider their goals and objectives, other business opportunities available to them, as well as general economic and stock market conditions.

     The Reporting Persons do not have any plans or proposals which relate to or would result in any of the following:

     (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries (other than the Merger described herein pursuant to which the Reporting Persons acquired the securities which are the subject of this filing);

     (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (c) any material change in the present capitalization or dividend policy of the Company;

     (d) any other material change in the Company's business or corporate structure;

     (e) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (f) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (g) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (h)  any action similar to any of those enumerated above.

                                    8 of 14

Item 5.  Interest in Securities of the Company.

     (a) By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by the members of the group as a whole. As of the date hereof, the Reporting Persons collectively own an aggregate of 10,251,866 shares, or approximately 26.27% of the outstanding shares based of 39,025,541 shares outstanding (the "Outstanding Shares") as of April 14, 2000 as reported by the Company on its amended quarterly report on Form 10-Q filed with the Commission on May 15, 2000. Each of the Reporting Persons expressly disclaims beneficial ownership of those shares held by any other members of such group.

     (b) As of the date hereof, Fund V beneficially owns 2,091,869 shares representing 5.36% of the Outstanding Shares. Fund V has sole voting and sole dispositive power with respect to such shares.

     As of the date hereof, Fund V-B beneficially owns 5,460,582 shares representing 13.99% of the Outstanding Shares. Fund V-B has sole voting and sole dispositive power with respect to such shares.

     Bain Partners V, as the sole general partner of Fund V and Fund V-B, may be deemed to share voting and dispositive power with respect to 7,552,451 shares currently held by Fund V and Fund V-B, representing approximately 19.33% of the Outstanding Shares. The filing of this Statement by Bain Partners V shall not be construed as an admission that Bain Partners V is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V and Fund V-B.

     Bain Investors V, as the sole general partner of Bain Partners V, may be deemed to share voting and dispositive power with respect to 7,552,451 shares currently held by Fund V and Fund V-B, representing approximately 19.33% of the Outstanding Shares. The filing of this Statement by Bain Investors V shall not be construed as an admission that Bain Investors V is, for the purpose of
Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V and Fund V-B.

     As of the date hereof, BCIP beneficially owns 1,881,080 shares representing 4.82% of the Outstanding Shares. BCIP has sole voting and sole dispositive power with respect to such shares.

     As of the date hereof, BCIP Trust beneficially owns 818,335 shares representing 2.1% of the Outstanding Shares. BCIP Trust has sole voting and sole dispositive power with respect to such shares.

                                    9 of 14

     As member of the Management Committee of each of BCIP and BCIP Trust, W. Mitt Romney and Joshua Bekenstein may be deemed to share voting and dispositive power with respect to the 2,699,415 or 6.9% of Outstanding Shares held by BCIP and BCIP Trust. The filing of this Statement shall not be construed as an admission that W. Mitt Romney or Joshua Bekenstein is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares held by such entities.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a Reporting Person is the beneficial owner of any of the shares other than those which the Reporting Person has acquired as a result of the Merger.

     (c) On April 14, 2000, the date of the Merger, the Reporting Persons received 10,251,866 shares of the Common Stock of the Company as a result of the Merger. The shares of the Company stock were worth approximately $143,526,124 on the date of the Merger, and were worth approximately $193,503,971 as of the close of business on June 15, 2000.

     (d) No person other than the Reporting Persons may have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities that are the subject of this filing.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

     Bain Partners V was party to a Management Agreement, dated October 28, 1997, by and between Details Holdings Corp. (f/k/a Details, Inc.), Details Capital Corp., Dynamic Circuits Inc. and Bain Partners V (the "Management Agreement") pursuant to which Bain Partners V provided advisory and other services to the Company. The Management Agreement was terminated as of April 14, 2000, the closing date of the Company's initial public offering, by mutual consent. Bain Partners V was paid $3,000,000 in connection with the initial public offering and termination.

Item 7.  Material to be Filed as Exhibits.

     I Joint Filing Agreement dated July 5, 2000 by and between the Reporting Persons.

                                   10 of 14

     II Amended and Restated Stockholders Agreement dated as of July 28, 1998 (Incorporated by reference to Exhibit 4.1 of the Registration Statement 333-95623 of DDi Corp. on Form S-1 ("DDi Registration Statement") filed with the Commission on January 28, 2000

     III Merger Agreement dated as of April 14, 2000 (Incorporated by reference to Exhibit 10.36 of the Amended DDI Registration Statement, filed with the Commission on April 11, 2000)

     IV Management Agreement dated as of October 28, 1997 (Incorporated by reference to Exhibit 10.7 of the Amended DDi Registration Statement, filed with the Commission on March 2, 2000)

     V    Termination of Management Agreement dated as of April 14, 2000

                                   11 of 14

                                  SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 5, 2000


                      BAIN CAPITAL FUND V, L.P.
                      BAIN CAPITAL FUND V-B, L.P.
                        By Bain Capital Partners V, L.P., its general partner
                         By Bain Capital Investors V, Inc., its general partner


                      By  /s/ Stephen G. Pagliuca
                          ------------------------------
                              Stephen G. Pagliuca
                              Managing Director

                      BCIP ASSOCIATES
                      BCIP TRUST ASSOCIATES, L.P.


                      By  /s/ Stephen G. Pagliuca
                          ------------------------------
                              Stephen G. Pagliuca
                              Authorized Partner

                                   12 of 14

                                                                      SCHEDULE A
                                                                      ----------
                             EXECUTIVE OFFICERS OF
                        BAIN CAPITAL INVESTORS V, INC.

Name/Title                     Business Address          Principal Occupation
----------                     ----------------          --------------------

W. Mitt Romney,                Two Copley Place          Managing Director of
Chief Executive Officer,       Boston, MA 02116          Bain Capital, Inc.
President and Managing
Director

Joshua Bekenstein,             Two Copley Place          Managing Director of
Treasurer and Managing         Boston, MA 02116          Bain Capital, Inc
Director

Stephen G. Pagliuca,           Two Copley Place          Managing Director of
Secretary and Managing         Boston, MA 02116          Bain Capital, Inc.
Director

Edward W. Conard,              Two Copley Place          Managing Director of
Managing Director              Boston, MA 02116          Bain Capital, Inc.

John P. Connaughton,           Two Copley Place          Managing Director of
Managing Director              Boston, MA 02116          Bain Capital, Inc.

Paul B. Edgerley,              Two Copley Place          Managing Director of
Managing Director              Boston, MA 02116          Bain Capital, Inc.

Robert C. Gay,                 Two Copley Place          Managing Director of
Managing Director              Boston, MA 02116          Bain Capital, Inc.

Michael A. Krupka,             Two Copley Place          Managing Director of
Managing Director              Boston, MA 02116          Bain Capital, Inc

Jonathan Lavine,               Two Copley Place          Managing Director of
Managing Director              Boston, MA 02116          Bain Capital, Inc.

Ronald P. Mika,                Two Copley Place          Managing Director of
Managing Director              Boston, MA 02116          Bain Capital, Inc.

Mark E. Nunnelly,              Two Copley Place          Managing Director of
Managing Director              Boston, MA 02116          Bain Capital, Inc.

                                   13 of 14

Dwight M. Poler,               Two Copley Place          Managing Director of
Managing Director              Boston, MA 02116          Bain Capital, Inc.

Joseph P. Pretlow,             Two Copley Place          Managing Director of
Managing Director              Boston, MA 02116          Bain Capital, Inc.

Robert F. White,               Two Copley Place          Managing Director of
Managing Director              Boston, MA 02116          Bain Capital, Inc.

                                   14 of 14